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                                                                    Exhibit 99.1


Vivendi
  Universal


       Robert de Metz Named Executive Vice President of Vivendi Universal


Paris, September 5, 2002 - Robert de Metz has been appointed Executive Vice President of Vivendi Universal [NYSE: V; Paris Bourse: EX FP] and a member of the holding company's management team. He will carry out disposals, mergers and acquisitions in collaboration with Jean-Bernard Levy, Chief Operating Officer, and Jacques Espinasse, Senior Executive Vice President and Chief Financial Officer.

Robert de Metz, 50, is a graduate of IEP, the Paris institute of political studies, and of ENA, and a former Treasury official with France's General Inspectorate of Finance. He previously served as a fund manager. He was a member of the Executive Board of Paribas from 1997-2000, where his main responsibilities included taking charge of many mergers and acquisitions.

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CONTACTS:

Paris
Alain Delrieu
+33 1 71 71 10 86
Antoine Lefort
+33 1 71 71 11 80

New York
Anita Larsen
+1 212 572 1118
Mia Carbonell
+1 212 572 7556